Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

MEG-CVE Circular: Fact vs. Fiction: The Sequel September 16, 2025

How Did We Get Here? 2 The MEG Board Deal is the result of a broken strategic review process that excluded Strathcona and thereby defused all competitive tension, preventing value maximization for MEG shareholders Fiction: The MEG Board Ran a Robust Process to Maximize Value for MEG Shareholders See Slide Notes and Advisories Fact: MEG Ran a Broken Process and Agreed to a Deal That Forces Shareholders to Exit at an Unattractive Price Source: MEG-CVE Presentation, September 15, 2025 ▪ Strathcona initially proposed a combination with MEG on April 28th , after discussing the concept informally with a MEG board member on April 10th ▪ On May 13th, the MEG Board responded with a three-sentence email indicating MEG was “not interested” in a transaction ‒ This remains the only dialogue the MEG Board has had with Strathcona in four and a half months ▪ On June 16th, the MEG Board began a strategic review process ‒ Strathcona approached MEG’s financial advisors regarding participating in the process, but was told it must sign a standstill agreement ‒ SCR was prepared to sign a “go forward” standstill to prohibit future share purchases outside of Strathcona’s formal offer (including, for instance, the 5% of MEG shares it acquired in September); however, the form of standstill discussed with the financial advisor would have made Strathcona’s existing offer invalid, requiring it to be terminated; Strathcona declined to sign such a standstill ▪ Ultimately, only three parties signed confidentiality agreements(1) ▪ In negotiating with Cenovus, neither MEG nor its financial advisors came back to SCR to ask if its existing bid could be improved ‒ Even if the MEG Board had no intention of transacting with SCR, such an outreach could have (and should have) been used to increase competitive tension in what was clearly a weak process ‒ Ultimately, the MEG Board agreed to a “take under” with Cenovus and agreed to pay a $242 million break fee – justifiable in a competitive auction where all buyers have been canvassed for their ‘best and final’ proposals, but not in this case

The MEG Board Deal Does Not Reflect a “Premium Offer” 3 The MEG-CVE Deal reflects a discount to where MEG was buying its own shares in 2024; rather than crystallize value at an unattractive price, Strathcona’s offer allows MEG shareholders to fully participate in future upside Fiction: The MEG Board Deal Reflects a “Premium Offer” See Slide Notes and Advisories Fact: The MEG Board Deal Reflects Just a 6% Premium To MEG’s Average Buyback Price Since 2024(1), During a Period in Which It Underperformed the XEG(2) $0 $5 $10 $15 $20 $0 $5 $10 $15 $20 $25 $30 $35 $40 Jan-24 Apr-24 Jul-24 Oct-24 Jan-25 Apr-25 Jul-25 MEG ($ / Share) XEG ($ / share) MEG XEG Q1 2024 Buyback: $26.94 / share Q2 2024 Buyback: $30.39 / share Q3 2024 Buyback: $26.29 / share Q4 2024 Buyback: $24.60 / share Q1 2025 Buyback: $23.73 / share Q2 2025 Buyback: $22.50 / share MEG Board Deal Source: MEG-CVE Presentation, September 15, 2025

204% 185% 166% 163% 152% 132% 128% 122% 118% 113% 109% 105% 105% 102% 100% 100% 99% 90% 88% 86% 84% 81% 79% 79% 78% 71% 58% 30% 29% 26% Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12 Peer 13 Peer 14 Peer 15 Peer 16 Peer 17 Peer 18 CVE Peer 20 Peer 21 MEG @ SCR Offer Peer 22 Strathcona Peer 25 Peer 26 Peer 27 Peer 28 Peer 29 Peer 30 MEG Claims SCR’s Shares Are “Overvalued” Without Providing A Single Piece of Evidence 4 MEG references a single cherry-picked broker report (which it does not name, source or date), as the sole reason SCR is supposedly “overvalued”; in fact, SCR remains undervalued relative to MEG and CVE on an NAV basis Fiction: Strathcona is Overvalued Based on NAV See Slide Notes and Advisories Fact: Strathcona Remains Attractively Valued vs. NAV on Both an Absolute and Relative Basis Compared to MEG and CVE The MEG Board claims Strathcona is “30% overvalued” (and Cenovus “20% undervalued”) based on a single third-party research report which it does not cite, name, provide a date, or provide details around By contrast, publicly available NAVs from Reserve Evaluators for SCR, MEG and CVE, highlight that Strathcona remains undervalued vs. CVE and MEG Source: MEG-CVE Presentation, September 15, 2025 Price / After-Tax 1P Reserves NAV (incl. Downstream Value), September 12, 2025(1)(2) Median

MEG Uses False and Deliberately Misleading Figures to Obscure Strathcona's Actual Historical Organic Growth

MEG attempts to discredit SCR's track record by using misleading (and in some cases wholly incorrect) figures; correcting for this shows SCR has achieved measured growth to date in the areas it has invested in

Fiction: SCR Has Not Grown Production Organically



Strathcona's Heavy Oil Segment Has Failed to Grow
Strathcona Acquired Production vs Current (kboepd)
129
16% decrease
109
Serafina 40
Tucker 20
Caltex 13
Osum 20
Pengrowth 20
Cona 17
Lloydminster Segment 52
Cold Lake Segment 57
Production at Acquisition
Current Production

Source: MEG-CVE Presentation, September 15, 2025

"At Acquisition" production 12% overstated by MEG Board; no data source provided, and production figures do not match public data…

"Current" production reflects Q2 2025, which was heavily impacted by Tucker turnaround (8 Mbbls / d impact) and Q2 Lloydminster turnarounds (1 Mbbls / d impact); by the same measure MEG's "current production" would be 64 Mbbls / d due to Q2 turnaround…

Fact: SCR Has Grown Production In Areas It Has Allocated Growth Capital, and Chosen to Maximize FCF[1] In Areas It Hasn't



Lloydminster Conventional
Lloydminster Thermal
Cold Lake
115
13 Caltex
14 Northern Blizzard
37 Serafina
19 CVE Tucker
16 Osum Orion
16 PGF Lindbergh
27 Mbbls / d
37 Mbbls / d
51 Mbbls / d
120
11
12
33
25
23
16
23 Mbbls / d
33 Mbbls / d
64 Mbbls / d
8% CAGR
195
22 Mbbls / d
76 Mbbls / d
97 Mbbls / d
At Acquisition(3)
Current(4)
2031E(5)
Cold Lake
Lloydminster Thermal
Lloydminster Conventional

Lloydminster Conventional
(Hold-Flat Asset)
High margin, low-decline production, but not a growth business; **~$1.35bn[1][2] in FCF since acquisition (>100% of Northern Blizzard / Caltex purchase price)**

Lloydminster Thermal
(Growth Asset)
Current production reflects normalization of 2022 flush production + 2023-2024 focus on delineation instead of growth; **segment is expected to be 2026-2031 growth engine**

Cold Lake Thermal
(Growth Asset)
24% growth (8% CAGR) since acquisition, reflecting high SCR growth capital allocation **(almost 100%[6] of organic growth capital spend to date)**

5

See Slide Notes and Advisories

0 5,000 10,000 15,000 20,000 25,000 30,000 2021 2022 2023 2024 2025 Production (bbls / d) Base Reactivations Pad HE Pad CS LDWs Strathcona’s Success After Acquiring Tucker From Cenovus Demonstrates Why SOR Is Only Part of the Story 6 MEG continues to claim SOR is the sole driver of SAGD profitability when it is only one of many factors; fortunately, this same misconception allowed SCR to buy Tucker from CVE, earning strong returns for its shareholders Fiction: SOR Is The Most Important Driver of Profitability See Slide Notes and Advisories Fact: Strathcona Has Made Money In Part By Purchasing Misunderstood, Under-Operated Assets Which It Can Improve Source: MEG-CVE Presentation, September 15, 2025 $40.20 $39.62 $37.68 $40.06 $34.01 SCR SCR Tucker MEG CVE Oil Sands CVE Total SCR Assumes Operatorship (January 2022) Production Since Acquisition 1H 2025 Operating Netback($ / boe) SCR-CVE Tucker Acquisition (January 2022) Look-Back: ✓ ~35% production growth since acquisition, from ~19 Mbbls /d to ~25 Mbbls / d current ‒ Largely due to success of lower drainage wells (LDWs) first piloted at Orion ✓ ~30% reduction in steam-oil-ratio (SOR) from ~5.1x to ~3.6x YTD ✓ ~$650mm 2022-2025 FCF(1)(2) (~90% of purchase price after effective date adjustment) ✓ ~20 Year remaining 2P RLI(3) CVE 2021 “Sales Case” for base production wedge (1)(4)

While Strathcona May Not Be A Bay Street Favorite Yet, Historically This Has Had Little to No Correlation With Returns

MEG claims CVE's stock is superior because it has more "Buy" ratings; while SCR appreciates the work of the few analysts which cover it, analyst target prices are often more correlated with volume traded than intrinsic value

Fiction: Analyst "Buy" Ratings Predict Future Share Performance



Significance of Share Consideration		Cenovus Shares — 27% of consideration in Cenovus Transaction[1]	Strathcona Shares — 100% of consideration in Revised Strathcona Offer
Assets	In Situ Asset Quality[1]	✓ Lowest SOR of peers[1] *Average SOR of 2.4x*	✗ Among highest SOR[1] *Average SOR of 3.9x*
	Production[1]	✓ 766 kboepd *Largest in situ oil producer[1]*	✗ 109 kboepd *Smaller, modular assets*
Valuation	Implied NAV Upside[1] % Upside / (Downside)	✓ ~20% *Undervalued shares*	✗ ~(30%) *Overvalued shares*
	Buy Recommendations[1] % of Brokers	✓ 100% *Highest among peers[1]*	✗ 20% *Second lowest among peers[1]*
Unique Risks	Overhang Risk[1]	✓ None	✗ $6.2 billion *WEF ownership in combined co.*
	Governance Risk	✓ 12 independent directors (of 14)	✗ Only 3 independent directors (of 9)
Ownership	Major Shareholder	✓ Long-term *Invested since 1999*	✗ Serving LPs' interests *WEF seeking liquidity for LPs*
	Shareholder Base	✓ Diversified, "blue chip"	✗ Concentrated, non-traditional

Source: MEG-CVE Presentation, September 15, 2025

Fact: CVE Has Been An Analyst Favorite For Years, But Has Underperformed; SCR's Small Trading Volume Has Made It An Unnatural Fit for the Sell-Side

Annualized Total Shareholder Return(1)



18%
17%
2%
(8%)
6%
7%
SCR
CVE
XEG(2)
Since January 3, 2017 (SCR Formation)
Since October 5, 2023 (SCR Public)

Average Analyst "Buy" Rating (%)(3)

Since January 2017, the correlation coefficient between % analyst "Buy" ratings and CVE's 12-month return vs. XEG has been **-0.30** (explains 30% of returns vs. XEG and is *inversely correlated – i.e.* ***the higher the % buy ratings, the more CVE has underperformed over the next 12 months***)



n/a
29%
75%
96%
67%
65%
SCR
CVE
XEG(2)
Since January 3, 2017 (SCR Formation)
Since October 5, 2023 (SCR Public)

7

See Slide Notes and Advisories

MEG Is Refusing To Have Any Dialogue With SCR So That It Can Claim Ignorance Over SCR and WEF’s Actual Intentions 8 MEG has resorted to baseless claims around WEF’s intentions rather than engage in a constructive dialogue to address concerns; WEF remains open to signing a lock-up and adding additional independent board members Fiction: WEF’s SCR Ownership Is Inherently Bad For Shareholders See Slide Notes and Advisories Fact: WEF Remains A Supportive Long-Term Shareholder of SCR and Would Be Happy to Negotiate A Lock-Up and Board Representation with MEG Source: MEG-CVE Presentation, September 15, 2025 Source: MEG-CVE Presentation, September 15, 2025 This statement is false; the 4.5 million shares MEG is referring to refers to a subset of WEF limited partners who opted for a simplified pass-through transaction for tax purposes – it does not reflect a sale of any shares by these Limited Partners at that time ▪ The MEG Board has tried to “spin” two facts which SCR believes are positive into negatives: ‒ WEF remains a supportive long-term SCR shareholder and the principals of WEF remain fully invested alongside SCR shareholders (MEG shareholders move from being governed by a board with amongst the least share ownership in the sector, to the most) ‒ The majority of WEF LPs, including those who have freely tradeable shares today, have so far chosen to hold their SCR shares instead of sell (presumably because they think there is more upside in the future) ▪ If SCR receives engagement from the MEG Board, SCR remains open to: ‒ A mutually acceptable lock-up agreement ‒ Adding additional independent board members and / or decreased representation by WEF $5.2 $58.9 $64.1 SCR MEG Pro Forma SCR Median Daily Trading Value, Trailing Month ($mm)(1) SCR + MEG

Appendix Fact vs. Fiction: The Original June 19, 2025

Fact vs. Fiction

MEG's Directors' Circular contains a variety of claims which misunderstand Strathcona's business; Strathcona remains ready and willing to engage with the MEG board in good faith

#	Fiction	Fact
1	Fiction: MEG's Assets Have Premium Netbacks to SCR	Fact: Both SCR and MEG have Great Assets, With SCR Having Slightly Higher Netbacks
2	Fiction: MEG Has Lower Costs than SCR	Fact: SCR and MEG Have Similar Total Costs but in Different Categories, with SCR Lower Cost Overall
3	Fiction: SOR Is the Primary Driver of SAGD Profitability	Fact: Many Factors Contribute to SAGD Profitability; Stronger Realized Prices Outweigh Higher Opex
4	Fiction: MEG Has Significantly More High-Quality Inventory Than Strathcona	Fact: SCR and MEG Have Similar Inventory and Breakevens
5	Fiction: SCR Primarily Sells its Oil Via Rail, Which is Inferior to MEG's Long-Haul Pipe Contracts	Fact: SCR Sells a Portion of Its Oil Via Rail (at a Premium) and Has a Third-Party Rail Business
6	Fiction: Having a Large Shareholder On the Board of Directors is Inherently a Negative	Fact: 9 / 10 of MEG's Board Members Have Little Alignment with Their Shareholders
7	Fiction: WEF Is Planning to Sell All Its Shares in SCR	Fact: WEF Plans to Continue Distributing Shares to its LPs, Which Has Been Positive for SCR Thus Far

10

See Slide Notes and Advisories

Strathcona’s Supposedly “Inferior” Assets Have Delivered Superior Performance 11 Contrary to MEG’s claims, Strathcona and MEG’s assets have similar profitability, with Strathcona achieving higher netbacks in four of the past five quarters Fiction: MEG’s Assets Have Premium Netbacks to SCR Fact: Both SCR and MEG have Great Assets, With SCR Having Slightly Higher Netbacks See Slide Notes and Advisories Source: MEG Directors’ Circular Presentation, June 16, 2025 $36.33 $46.12 $40.23 $39.62 $42.23 $37.12 $46.35 $45.59 $33.05 $42.84 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 MEG SCR 2024 – Q1 2025 EBITDA Netback / bbl(1) (incl. Royalties, G&A, and Stock-Based Compensation) 2026 Estimated Cash Flow Netback / boe at Strip (Peters & Co.)(2) Strathcona Premium to MEG +$0.80 +$0.23 +$5.36 -$6.56 +$0.61 MEG chooses to exclude the following from its netback calculation to make its business appear more profitable: - Royalties - G&A - Stock-Based Compensation Contrary to MEG’s claims, both SCR’s and MEG’s thermal projects have “post-payout” royalties, making a direct comparison appropriate $30.12 $30.00 $0 $5 $10 $15 $20 $25 $30 $35 $40 Peer 1 Peer 2 SCR MEG Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12 Peer 13 Peer 14 Peer 15 Peer 16 Peer 17 Peer 18 Peer 19 Peer 20 Peer 21 Peer 22 Peer 23 Peer 24 Peer 25 Peer 26 Peer 27 Peer 28 Peer 29 Peer 30 Peer 31 Peer 32 Peer 33 Peer 34 Peer 35 Peer 36

MEG Is Only A Lower Cost Operator If You Exclude Most Costs 12 MEG chooses to ignore more than 60% of its expenses to support its claim that it has a lower cost structure than Strathcona; in reality, MEG has a slightly higher cost structure than Strathcona See Slide Notes and Advisories Fiction: MEG Has Lower Costs than SCR Fact: SCR and MEG have Similar Total Costs, but in Different Categories, with SCR Lower Cost Overall(1)(2) Source: MEG Directors’ Circular Presentation, June 16, 2025 MEG chooses to exclude the following to make its business appear lower cost: - Transportation and storage costs - Royalties - G&A - Stock-based compensation - Interest expense - Finance expense $53.96 $55.00 $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 SCR MEG $ / bbl $51.72 $56.48 SCR MEG 2024 Q1 2025 $81.33 $82.12 $81.30 $83.97 Sustaining Capital Non-Energy Opex Transportation and Processing Royalties G&A Stock-Based Compensation Finance Expense Energy Opex Realized Price Costs Excluded from MEG Analysis Costs Included in MEG Analysis

R² = 0.0173 $20 $25 $30 $35 $40 $45 $50 $55 2.0x 3.0x 4.0x 5.0x 6.0x Operating Netback / bbl (excl. Royalties) Steam-Oil-Ratio (x) SOR Is Only A Small Part Of The Story 13 While steam-oil-ratio has an impact on SAGD opex, many other factors drive profitability; SCR’s assets have higher SORs but earn better pricing due to lower viscosity and proximity to market See Slide Notes and Advisories Fiction: SOR is the Sole Driver of SAGD Profitability Fact: Many Factors Contribute to SAGD Profitability; Stronger Realized Prices Outweigh Higher Opex Source: MEG Directors’ Circular Presentation, June 16, 2025 Operating Netback vs. SOR by Project (Source: AER)(1)(2) MEG Christina Lake SCR Edam SCR Meota SCR Plover Lake SCR Orion SCR Lindbergh SCR Tucker Realized Price (net of Transp.) vs. SOR by Project(1)(2) Operating Costs vs. SOR by Project(1) $40 $45 $50 $55 $60 $65 $70 $75 2.0x 3.0x 4.0x 5.0x 6.0x Realized Price / bbl Steam-Oil-Ratio (x) R² = 0.7052 $0 $5 $10 $15 $20 $25 $30 0.0x 2.0x 4.0x 6.0x Opex / bbl Steam-Oil-Ratio (x) SOR is Almost Totally Uncorrelated to Profitability When Measured Across All SAGD Projects Cold Lake and Lloydminster Region Projects Athabasca Region Projects SOR drives opex, but opex is outweighed by realized price

MEG’s Claims Regarding Strathcona’s Inventory Do Not Match Their Own Data Source or Strathcona’s Reserves 14 MEG provides no support or detail for its claims regarding its or Strathcona’s inventory; checking current data from its apparent source reveals the businesses in fact have similar inventory See Slide Notes and Advisories Fiction: MEG Has Significantly More High-Quality Inventory Than Strathcona Fact: SCR and MEG Have Similar Inventory and Breakevens Source: MEG Directors’ Circular Presentation, June 16, 2025 0 0 9 18 19 21 21 22 23 25 25 26 31 43 Peer 12 Peer 11 Peer 10 Peer 9 Peer 8 Peer 7 Peer 6 Peer 5 Peer 4 SCR Peer 3 MEG Peer 2 Peer 1 Years of Inventory with <US$50 WTI Breakeven Source: Enverus (June 2025)(1)(2) MEG claims this data comes from “AER, Enverus and GLJ”, but provides no further detail on date of source or any manipulations to data; if from Enverus, data does not match current Enverus estimated MEG and SCR inventory with <US$50 WTI breakeven YE 2024 2P Reserves Life Index (Years)(3)(4) 50 52 SCR MEG

Strathcona Is Not "Reliant" On Rail To Sell Its Crude; MEG is Reliant on Bad Math To Obscure Strathcona's Premium Pricing

Contrary to MEG's claims, SCR's Hamlin Rail Terminal delivers a premium netback while SCR's Hardisty Rail Terminal earns low-risk third party fees; each provide a hedge to WCS differentials

Fiction: SCR Primarily Sells its Oil Via Rail, Which is Inferior to MEG's Long-Haul Pipe Contracts	**Fact: SCR Sells A Portion of Its Oil Via Rail (at a Premium) and Has a Third-Party Rail Business**



Long-term, Reliable Market Access
Secured Egress as a % of Blend Sales (YE 2024)1
84%
14% to West Coast via Pipeline
70% to USGC via Pipeline
74%
74% via Rail 2
MEG
Strathcona
Strathcona reliant on rail, which is higher cost and prone to interruptions

Source: MEG Directors' Circular Presentation, June 16, 2025

MEG's Analysis Misunderstands How Strathcona's Rail Business Works and is Predicated on a Large Math Error[4]

Source: MEG Q1 2025 Report to Shareholders, Strathcona Q1 2025 Financial Statements
1. Proportion of 2024 blend sales volumes which was directed to external markets. For Strathcona, the calculation is based on estimated 2024 oil and natural gas sales volumes of 138,700 boe/d, including diluent requirements of 27,800 boe/d. See "Oil and Gas Advisories".
2. Includes Strathcona's 50,000 bpd Hamlin rail loading facility and the unutilized portion of the Hardisty Rail Terminal ("HRT") (20% of 262,000 bpd) which Strathcona acquired early in the second quarter of 2025.

SCR's Hardisty Terminal Is 20% Utilized, not 20% Unutilized

Actual Egress as a % of Blend Sales[1]



84%
14% West Coast via Pipeline
70% USGC via Pipeline
262 Mbbls / d Hardisty Rail Terminal Servicing Third-Parties (Currently 80% Unutilized), Which Serves as Natural Hedge to WCS Differentials
+
33%
13% USGC via Pipeline (2027+)
20% USGC via Rail (No Diluent)
MEG
SCR

2024 Realized Price (net of Transport) Comparison[2][3]



Realized Price
Transportation
Netback
$82.12
$16.81
$65.31
$81.33
$8.99
$72.34
$75.60
$4.03
$71.57
$80.14
$5.88
$74.26
$95.00
$22.69
$72.31
MEG (Pipeline)
SCR (Pipeline + Rail)
SCR Cold Lake (Pipeline)
SCR Lloydminster Conventional (Pipeline)
SCR Lloydminster Thermal (Rail)

15

See Slide Notes and Advisories

MEG Is Right: Having An Aligned Board Will Be A Big Change For Its Shareholders

MEG claims WEF will not act in the interest of all shareholders while on the board without providing any evidence; SCR believes having a long-term shareholder on the board helps ensure alignment

Fiction: Having a Large Shareholder On the Board of Directors is Inherently a Negative

Controlling Shareholder is Introduced



Controlling Shareholder's Ownership (%)
80%
0%
51%
Strathcona shareholders benefit
MEG shareholders cede control
Strathcona Status Quo[2]
MEG Status Quo
Combined Company[2]

- × **WEF becomes a controlling shareholder under the Offer** without paying a change of control premium
- × **WEF's decisions may not reflect interests of all shareholders**

Source: MEG Directors' Circular Presentation, June 16, 2025

Fact: 9 / 10 of MEG's Board Members Have Little Alignment with Their Shareholders

Board Share Ownership for 30 Largest Canadian E&Ps (%)[(1)]



81.5%
69.6%
65.7%
56.0%
37.6%
36.4%
34.1%
31.4%
30.2%
15.8%
12.2%
12.2%
11.4%
8.8%
7.4%
6.2%
5.0%
4.9%
4.3%
3.7%
2.4%
2.1%
2.0%
1.5%
1.0%
0.8%
0.4%
0.4%
0.2%
0.2%
Strathcona
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12
Peer 13
Peer 14
Peer 15
Peer 16
Peer 17
Peer 18
Peer 19
Peer 20
Peer 21
Peer 22
Peer 23
Peer 24
Peer 25
Peer 26
MEG
Peer 28
Peer 29
Peer 30

MEG Director Share Ownership Facts[(2)]:

1. 5 / 10 MEG directors have not purchased a single share since Nov. 2020
2. 6 / 9 MEG independent directors elected to receive 100% of their retainer in cash instead of share units when given the option in 2024
3. 3 / 10 MEG directors have sold more shares than they have purchased in the open market since joining the board
4. 1 MEG director has never purchased a single share
5. MEG directors currently own 0.40% of the shares outstanding; excl. Mr. McCaig, the remaining 9 board members own 0.13%, reflecting the lowest board ownership amongst the 30 largest Canadian E&Ps

16

See Slide Notes and Advisories

MEG Is Wrong: WEF Has No Intention to Sell Any SCR Shares 17 MEG’s claim that WEF plans to sell all its SCR shares contradicts both WEF’s stated intentions and its past actions; MEG’s claim of prolonged selling pressure does not match the evidence See Slide Notes and Advisories Fiction: WEF Is Planning to Sell All Its Shares in SCR Fact: WEF Plans to Continue Distributing Shares to its Limited Partners, Which Has Been Positive for SCR Thus Far Source: MEG Directors’ Circular Presentation, June 16, 2025 10% (16%) (4%) 12% (10%) (3%) SCR MEG XEG Since Announcement (11/13/2024) Since Completion (1/31/2025) Total Return Since First WEF LP SCR Distribution (11% of SCR Shares)(1) This statement is false 1. WEF is not planning any share sales nor has completed any to date 2. WEF’s plan to return capital to its LPs is not dependent on SCR’s liquidity (WEF is simply passing-through its shares to its LPs systematically over time) 3. No need or requirement for WEF to sell SCR position now or in the future 4. In fact, WEF is looking to increase, not decrease, its position in Strathcona by investing an additional $662 million as part of the MEG transaction

MEG Is Wrong: WEF Has No Intention to Sell Any SCR Shares 18 MEG’s claim that WEF plans to sell all its SCR shares contradicts both WEF’s stated intentions and its past actions; MEG’s claim of prolonged selling pressure does not match the evidence See Slide Notes and Advisories Fiction: WEF Is Planning to Sell All Its Shares in SCR Fact: WEF Plans to Continue Distributing Shares to its Limited Partners, Which Has Been Positive for SCR Thus Far Source: MEG Directors’ Circular Presentation, June 16, 2025 10% (16%) (4%) 12% (10%) (3%) SCR MEG XEG Since Announcement (11/13/2024) Since Completion (1/31/2025) Total Return Since First WEF LP SCR Distribution (11% of SCR Shares)(1) This statement is false 1. WEF is not planning any share sales nor has completed any to date 2. WEF’s plan to return capital to its LPs is not dependent on SCR’s liquidity (WEF is simply passing-through its shares to its LPs systematically over time) 3. No need or requirement for WEF to sell SCR position now or in the future 4. In fact, WEF is looking to increase, not decrease, its position in Strathcona by investing an additional $662 million as part of the MEG transaction

Non-GAAP Financial Measures and Ratios: Non-GAAP financial measures and ratios are used internally by management to assess the performance of Strathcona. They also provide investors with meaningful metrics to assess Strathcona's performance compared to other companies in the same industry. However, Strathcona's use of these terms may not be comparable to similarly defined measures presented by other companies. Investors are cautioned that these measures should not be construed as an alternative to financial measures determined in accordance with generally accepted accounting principles ("GAAP") and these measures should not be considered to be more meaningful than GAAP measures in evaluating Strathcona's performance. Fact vs Fiction – The Sequel The following tables include a reconciliation of the non-GAAP measures used throughout the “Fact vs Fiction – The Sequel” section of this presentation to their most comparable GAAP measure. “Field Operating Income” and “Operating Netback” are common metrics used in the oil and natural gas industry to assess the profitability and efficiency of field operations. “Operating Netback” is calculated as Field Operating Income divided by the respective sales volumes for the relevant period. The following table summarizes “Field Operating Income” and “Operating Netback” of Strathcona and MEG for the six months ended June 30, 2025: The following table summarizes “Field Operating Income” and “Operating Netback”, on an operating segment basis, of Cenovus Energy Inc. for the six months ended June 30, 2025: “Free Cash Flow” indicates funds available for deleveraging, funding future growth, or shareholder returns. Free Cash Flow is derived from Operating Earnings and adjusted for depletion, depreciation and amortization, finance costs, gains and losses on risk management contracts – realized and gains and losses on foreign exchange - realized, capital expenditures and decommissioning costs. Fact vs Fiction – The Original The following tables include a reconciliation of the non-GAAP measures used throughout the “Fact vs Fiction – The Original” section of this presentation to their most comparable GAAP measure. Subsequent adjustments have been made to reflect the Montney dispositions and operating, overhead and interest synergies expected to occur as a result of the combination with MEG. EBITDA NETBACK "EBITDA" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business before accounting for interest, tax, and depletion, depreciation and amortization. EBITDA is calculated as oil and natural gas sales and sales of purchased product less: purchased product; bending costs; royalties; production and operating expense; transportation and processing expense and general and administrative expense. "EBITDA (Post Montney Disposition)" reflects EBITDA after giving effect to the Montney dispositions. "EBITDA Netback" and "EBITDA Netback (Post Montney Disposition)" are calculated by dividing "EBITDA" and "EBITDA (Post Montney Disposition)" by the respective sales volumes for the relevant period. The following table summarizes "EBITDA", "EBITDA (Post Montney Disposition)", "EBITDA Netback", "EBITDA Netback (Post Montney Disposition)" of Strathcona. In respect of MEG, "EBITDA" is calculated as sales from production, sales of purchased product, power and transportation revenue less: purchased product; diluent, royalties; operating expenses; transportation and storage expense; general and administrative expense and stock-based compensation. "EBITDA Netback" in respect of MEG is calculated by dividing "EBITDA" by the respective sales volumes for the relevant period. The following table summarizes "EBITDA" and "EBITDA Netback" of MEG. OPERATING NETBACK, EXCLUDING ROYALTIES Readers are cautioned that Operating Netback excluding Royalties, as calculated by the AER on Slide 13 in the chart entitled "Operating Netback vs. SOR by Project" is not equivalent to Operating Netback excluding Royalties as calculated by Strathcona. Please refer to "Third-Party Information". "Field Operating Income" and "Field Operating Income, excluding Royalties" are common metrics used in the oil and gas industry to assess the profitability of field operations. "Field Operating Income, excluding Royalties (Post Montney Disposition)" reflects "Field Operating Income, excluding Royalties" after giving effect to the Montney Dispositions. "Operating Netback, excluding Royalties" and "Operating Netback excluding Royalties (Post Montney Disposition)" are calculated as "Field Operating Income, excluding Royalties" and "Field Operating Income, excluding Royalties (Post Montney Disposition)" divided by the respective sales volumes for the relevant period. The following table summarizes "Field Operating Income", "Field Operating Income, excluding Royalties", "Field Operating Income, excluding Royalties (Post Montney Disposition)", "Operating Netback, excluding Royalties" and "Operating Netback, excluding Royalties (Post Montney Disposition)" of Strathcona. The following table summarizes "Field Operating Income", "Field Operating Income, excluding Royalties" and "Operating Netback, excluding Royalties" of MEG. Advisories 19 2025 2024 ($ millions, unless otherwise indicated) Q1 Q4 Q3 Q2 Q1 Oil and natural gas sales 1,459 1,293 1,273 1,472 1,299 Sales of purchased products 7 16 44 13 2 Purchased product (8) (16) (44) (13) (2) Blending costs (326) (268) (232) (287) (295) Royalties (138) (209) (134) (194) (126) Production and operating (231) (197) (186) (214) (214) Transportation and processing (142) (144) (140) (149) (143) General and administrative (25) (28) (26) (25) (22) Stock-based compensation — — — — — EBITDA 596 447 556 602 498 Adjustments for Montney dispositions (148) (118) (97) (117) (127) EBITDA (Post Montney Disposition) 448 329 459 485 372 EBITDA Netback 33.98 26.35 33.85 35.60 29.95 EBITDA Netback (Post Montney Disposition) 42.84 33.05 45.59 46.35 37.12 2025 2024 ($ millions, unless otherwise indicated) Q1 Q4 Q3 Q2 Q1 Sales from production 1,229 1,165 1,207 1,179 1,153 Power and transportation revenue 11 12 10 10 26 Sales of purchased products 30 102 217 346 313 Purchased product (30) (99) (214) (341) (304) Diluent (458) (411) (403) (412) (456) Royalties (108) (132) (169) (162) (128) Operating expenses (82) (72) (66) (66) (86) Transportation and storage expense (166) (177) (171) (147) (130) General and administrative (19) (18) (17) (18) (20) Stock-based compensation (19) (3) (3) — (18) EBITDA 388 367 391 389 350 EBITDA Netback 42.23 39.62 40.23 46.12 36.33

Advisories

REALIZED PRICE, NET OF TRANSPORTATION

In respect of Strathcona, the term **"Oil and natural gas sales, net of blending"** is calculated by deducting purchased product and blending costs from oil and natural gas sales and sales of purchased product. Management uses this metric to isolate the revenue associated with the Company's production after accounting for the unavoidable cost of blending. **"Oil and natural gas sales, net of blending (Post Montney Disposition)"** reflects oil and natural gas sales, net of blending after giving effect to the Montney Dispositions. **"Realized Price"** and **"Realized Price (Post Montney Disposition)"** is determined as oil and natural gas sales, net of blending and oil and natural gas sales, net of blending (Post Montney Disposition) divided by the respective sales volumes for the relevant period.

"Oil and natural gas sales, net of blending and transportation (Post Montney Disposition)" is used by management to compare revenue from the sale of production under various marketing arrangements after considering the cost to deliver product to its sales point, after giving effect to the Montney Dispositions. **"Realized Price, net of Transportation (Post Montney Disposition)"** is determined as **"Oil and natural gas sales, net of blending and transportation (Post Montney Disposition)"** divided by the respective sales volumes for the relevant period.

The following table summarizes **"Oil and natural gas sales, net of blending"**, **"Oil and natural gas sales, net of blending (Post Montney Disposition)"**, **"Oil and natural gas sales, net of blending and transportation (Post Montney Disposition)"**, **"Realized Price"** and **"Realized Price (Post Montney Disposition)"** and **"Realized Price, net of Transportation (Post Montney Disposition)"** for Strathcona:

($ millions, unless otherwise indicated)	Q1 25	YE 2024	YE 2023
Oil and natural gas sales	1,459	5,336	4,748
Sales of purchased products	7	75	46
Purchased product	(8)	(75)	(47)
Blending costs	(326)	(1,082)	(1,058)
Oil and natural gas sales, net of blending	**1,133**	**4,255**	**3,690**
Adjustment for Montney oil and natural gas sales, net of blending	(283)	(963)	(656)
Oil and natural gas sales, net of blending (Post Montney Disposition)	**850**	**3,292**	**3,034**
Transportation (Net of Montney Disposition)	(88)	(364)	(374)
Oil and natural gas sales, net of blending and transportation (Post Montney Disposition)	**762**	**2,928**	**2,660**
Realized Price	**64.58**	**63.60**	**64.83**
Realized price (Post Montney Disposition)	**81.30**	**81.33**	**75.43**
Realized Price, net of Transportation (Post Montney Disposition)	**72.90**	**72.34**	**66.16**

The following table summarizes **"Oil and natural gas sales, net of blending"**, **"Oil and natural gas sales, net of blending and transportation"**, **"Realized Price"** and **"Realized Price, net of Transportation"** for MEG:

($ millions, unless otherwise indicated)	Q1 25	YE 2024	YE 2023
Sales from production	1,229	4,704	4,548
Sales from purchased product	30	978	1,444
Purchased product	(30)	(958)	(1,400)
Diluent expense	(458)	(1,682)	(1,691)
Oil and natural gas sales, net of blending	**771**	**3,042**	**2,901**
Transportation and storage expense	(166)	(625)	(600)
Transportation revenue	1	2	3
Oil and natural gas sales, net of blending and transportation	**606**	**2,419**	**2,304**
Realized Price	**83.97**	**82.12**	**78.64**
Realized Price, net of transportation	**65.98**	**65.31**	**62.46**

FUNDS FLOW

"Funds Flow" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to either maintain or grow the business, make debt repayments or pay dividends. Funds Flow is derived from income adjusted for non-cash items, realized and unrealized gains and losses on risk management contracts, loss on settlement of other obligations, transaction related costs, debt extinguishment expense and other. **"Funds Flow (Post Montney Disposition)"** reflects Funds Flow after giving effect to the Montney dispositions, expected synergies from the combination of Strathcona and MEG, finance costs excluding amortization of debt issuance costs and incorporates assumptions regarding interest that would have been avoided pursuant to the settlement of debt using the proceeds from the Montney dispositions. **"Funds Flow per Share"** and **"Funds Flow (Post Montney Disposition) per Share"** are calculated by dividing Funds Flow and Funds Flow (Post Montney Disposition) for the applicable period by issued and outstanding shares at the end of the period. Funds Flow per boe (Post Montney Disposition) is determined as Funds Flow (Post Montney Disposition) reflected on a per boe basis calculated using sales volumes for the relevant period.

"Funds Flow per boe (Post Montney Disposition)" is the metric used by Strathcona that most closely approximates Cash Flow Netback / boe as presented on Slide 3 in the chart entitled "2026 Estimated Cash Flow Netback / boe at Strip (Peters & Co.)". Readers are cautioned that Cash Flow Operating Netback, as calculated by the Peters & Co. is not equivalent to **"Funds Flow per boe (Post Montney Disposition)"** as calculated by Strathcona. Please refer to "*Third-Party Information*".

FUNDS FLOW LESS SUSTAINING CAPEX

"Funds Flow less Sustaining Capex" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to grow the business, make debt repayments or pay dividends. Sustaining Capex represents the estimated capital expenditures required to maintain production at its current level. **"Funds Flow less Sustaining Capex (Post Montney Disposition)"** reflects Funds Flow less Sustaining Capex after giving effect to the Montney dispositions and expected synergies from the combination of Strathcona and MEG. **"Funds Flow less Sustaining Capex per Share"** and **"Funds Flow less Sustaining Capex per Share (Post Montney Disposition)"** are calculated by Funds Flow less Sustaining Capex and Funds Flow less Sustaining Capex (Post Montney Disposition) for the applicable period divided by issued and outstanding shares at the end of the period.

The following table summarizes **"Funds Flow"**, **"Funds Flow (Post Montney Disposition)"**, **"Funds Flow less Sustaining Capex"** and **"Funds Flow less Sustaining Capex (Post Montney Disposition)"** of Strathcona, MEG and the combined business as at December 31, 2024:

	Year Ended December 31, 2024		
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Income	**604**	**507**	**1,111**
Deferred tax expense	249	185	**434**
Depletion, depreciation and amortization	874	620	**1,494**
Unrealized loss - foreign exchange	68	65	**133**
Risk management contracts	44	(22)	**22**
Loss on settlement of other obligation	4	—	**4**
Transaction related costs	1	—	**1**
Finance costs	88	—	**88**
Stock-based compensation	—	24	**24**
Debt extinguishment expense	—	7	**7**
Other	—	4	**4**
Funds Flow	**1,932**	**1,391**	**3,322**
Adjustments for Montney dispositions	(427)	—	**(427)**
Synergies - Combined Company	—	—	**75**
Interest	170	—	**170**
Finance expense, excl. amortization of debt issuance costs	(68)	—	**(68)**
Funds Flow (Post Montney Disposition)	**1,607**	**1,391**	**3,072**
Funds Flow	1,932	1,391	**3,323**
Sustaining Capex	(499)	(453)	**(952)**
Funds Flow less Sustaining Capex	**1,433**	**938**	**2,371**
Funds Flow (Post Montney Disposition)	1,607	1,391	**3,072**
Sustaining Capex	(499)	(453)	**(952)**
Synergies - Combined Company	—	—	**40**
Funds Flow less Sustaining Capex (Post Montney Dispositions)	**1,108**	**938**	**2,160**

Supplementary Financial Measures

"After-Tax 1P Reserves NAV" is comprised of after-tax present value for 1P reserves, discounted at 10 per cent, as determined in accordance with NI 51-101 (as defined below) and excludes the impact of financing. It is used by management to assess the intrinsic value of oil and gas reserves accounting for the time value of money.

"Sustaining Capital" is comprised of the capital expenditures required to hold production flat per year. 2024 MEG's Sustaining Capex was taken from 2024 Annual Report and equal to "Sustaining and maintenance" plus "Turnaround", 2025 Sustaining Capex taken from MEG's 2025 public guidance and includes "Sustaining and maintenance" plus "Turnaround"; Strathcona Sustaining Capex taken from Strathcona management estimates and includes turnaround capital as well.

20

All information in this presentation is provided as of September 15, 2025. Third-Party Information All information herein in respect to third parties has been obtained from the public disclosure of such third parties and has not been independently verified. While Strathcona does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Strathcona makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information. Currency All figures in Canadian dollars unless otherwise noted. Forward-Looking Information Certain statements contained in this presentation constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this presentation includes, but is not limited to, statements relating to: Strathcona Resources Ltd.'s ("Strathcona") offer to acquire all of the issued and outstanding common shares in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona or its affiliates (as amended and varied the "Offer"), including the terms thereof; the expected benefits of the Offer and the combination of Strathcona and MEG, both to the MEG shareholders and the Strathcona shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company, including the combined company's expected production, reserves, and trading multiple; expectations regarding Strathcona's growth plans and expected production by the end of 2031, including on segmented basis; expectations with respect to the reserves life index or RLI and inventory life related to each of Strathcona's and MEG's assets; the ownership and governance of Strathcona following completion of its acquisition of MEG; expectations regarding WEF's shareholdings in Strathcona and the shareholdings of WEF LPs; Strathcona's and MEG's access to adequate pipeline and rail capacity and Strathcona's sale of oil via rail; benefits of Strathcona's sale of oil via rail; WEF’s willingness to enter into a mutually acceptable lock-up agreement as part of a supported transaction and Strathcona’s willingness to add additional board members of the combined company; Strathcona's intention to pursue a subsequent acquisition transaction and cause an amalgamation of MEG and a first-tier subsidiary of Strathcona following successful completion of the Offer; estimated 2026 cash flow netback / boe at strip of Strathcona and MEG; and WEF's intention to continue distributing shares to its limited partners. Although Strathcona believes that the expectations reflected by the forward-looking information presented in this presentation are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona's expectations; future production rates and estimates of capital and operating costs, including as specifically set forth herein, of the combined company and each of Strathcona and MEG; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of combined company capital expenditures; that there will be no material change to MEG's operations prior to completion of the transaction; the combined business has the same per barrel oil overhead cost as Strathcona; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; there will be no material changes to laws and regulations adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations will remain consistent with Strathcona's current expectations. All figures and descriptions provided in this presentation related to the Offer, including with respect to the reasons for the Offer, the potential benefits to MEG shareholders and expected effects post combination, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from September 15, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including September 15, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG common shares will be issued and outstanding immediately prior to the date of this presentation and approximately 2.6 million MEG common shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG common shares (other than rights under the MEG's shareholder rights plan) outstanding immediately prior to the date of this presentation; (c) that all of the common shares are deposited under the Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG common shares or Strathcona common shares will be issued before the successful completion of the Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate. The forward-looking information included in this presentation is not a guarantee of future performance. Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Offer and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that are expected to be conducted and undertaken by Strathcona upon consummation of the Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in currency and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which Strathcona or MEG is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; and the risk that the anticipated synergies and other benefits of the Offer may not be realized. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. The foregoing list of risks, uncertainties and factors is not exhaustive. Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results. This presentation contains information that may constitute financial outlook about the prospective financial performance, financial position or cash flows of the company resulting from the combination of Strathcona and MEG, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. The financial outlook included in this presentation has been prepared by, and is the responsibility of, management of Strathcona. Readers are cautioned that the assumptions used in the preparation of such financial outlook, although considered reasonable, and reflecting the best estimates and judgments and assumptions that are reasonable in the circumstances, at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on the financial outlook. The actual results, performance and achievements of the combined company could differ materially from those expressed in, or implied by, financial outlook. Strathcona has included financial outlook in order to provide readers with a more complete perspective on the combined company's future operations and management's current expectations relating to the combined company's future performance following completion of the Offer. Readers are cautioned that such information may not be appropriate for other purposes. Management approved the financial outlook contained herein as of the date of this presentation. The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this presentation is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this presentation is expressly qualified by this cautionary statement. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG shares and issue Strathcona shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the original offer and accompanying take-over bid circular of Strathcona dated May 30, 2025 (the "Original Offer to Purchase and Circular"), the notice of variation, change and extension dated September 10, 2025 (the "Notice of Variation, Change and Extension"), and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the "Offer Documents"). The Offer Documents contain important information about the Offer and should be read in their entirety by MEG shareholders. Advisories 21

Additional Information About the Offer and Where to Find It In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Offer. This presentation is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer Documents, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation, Change and Extension, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca. Cautionary Statement Respecting Information of MEG and Cenovus Strathcona has not had access to the non-public books and records of MEG or Cenovus and Strathcona is not in a position to independently assess or verify certain of the information in MEG's or Cenovus's publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this presentation and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona. Oil and Gas Advisories Production and Reserves Information Strathcona's and MEG's oil and gas reserves and resources estimates included in this presentation have been prepared in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities ("NI 51-101"), which prescribes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with the applicable securities regulatory authorities in Canada, to disclose proved, probable and possible reserves, and resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in this presentation in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, Strathcona has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves estimates included in this presentation that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC. The combined company production and reserves information presented in this presentation is based on: (a) in respect of Strathcona, the report prepared by McDaniel & Associates Consultants Ltd. dated effective December 31, 2024, assessing and evaluating the proved and probable reserves and contingent resources of Strathcona, and (b) in respect of MEG, the independent reserves report of GLJ Ltd. dated effective as of December 31, 2024, assessing and evaluating the proved and probable reserves and contingent resources of MEG. Such estimates constitute forward-looking statements, which are based on values that Strathcona's management believes to be reasonable, and are subject to the same limitations discussed under "Forward-Looking Information". The net present value of future net revenues attributable to reserves included in this presentation do not represent the fair market value of such reserves. There is no assurance that the forecast prices and costs assumptions will be attained, and variances could be material. References to "oil" in this presentation refer to, (i) with respect to Strathcona, collectively, bitumen, heavy oil, condensate and light oil and other natural gas liquids (comprised of ethane, propane and butane only), and (ii) with respect to MEG, bitumen. All production is presented on a gross basis (as defined in NI 51-101) unless otherwise stated. Oil and Gas Metrics This presentation contains metrics commonly used in the crude oil and natural gas industry, including "inventory life", "reserves life index“ or “RLI” and "net asset value (before tax) per share". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this presentation. Management of Strathcona uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare Strathcona's projected performance over time; however, such measures are not reliable indicators of Strathcona's future performance, which may not compare to Strathcona's performance in previous periods, and therefore should not be unduly relied upon. "Inventory life" and "Reserves life index" is calculated by dividing the applicable reserves and/or contingent resources by expected production. "Net asset value" forecasts oil and natural gas sales (based on sales volumes and prices received, including for sales of purchased product), royalty expenses, all operating and transportation costs, capital expenditures, and decommissioning expenses, and all other forecasted expenses until all of the company's reserves are depleted, discounted back at various discount rates. Barrels of Oil Equivalents This presentation contains various references to the abbreviation "boe" which means barrels of oil equivalent. All boe conversions in this presentation are derived by converting gas to oil at the ratio of six thousand cubic feet ("mcf") of natural gas to one barrel ("bbl") of crude oil. Boe may be misleading, particularly if used in isolation. A boe conversion rate of 1 bbl: 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 bbl: 6 mcf, utilizing a conversion ratio of 1 bbl: 6 mcf may be misleading as an indication of value. Advisories 22

Slide Notes 23 Slide 2 1) Based on MEG’s October 9, 2025 Management Information Circular, page 34. Slide 3 1) MEG weighted-average buyback price per SEDI and public filings. 2) XEG is the ticker for the TSX Capped Energy Index ETF. Slide 4 1) Reflects market capitalization as of September 12, 2025 divided by the after-tax net present value of Proved reserves, discounted at 10%, less debt and leases. Net present value of Proved reserves taken from YE 2024 applicable NI 51- 101 reserves reports. For companies with downstream assets (CVE, IMO, SU, CNQ), value of downstream assets based on BMO Oil Sands Update, July 2025. For Strathcona, excludes the Montney assets. 2) “MEG @ SCR Offer” based on the implied value of MEG’s market capitalization at Strathcona’s offer of 0.80x SCR / MEG shares, as of September 12, 2025. Slide 5 1) Non-GAAP measure, see Non-GAAP Financial Measures and Ratios 2) Based on Strathcona management’s estimates, Strathcona financial statements and MD&A’s; including estimated 2H 2025 FCF at strip prices. 3) Acquisition production based on April 2017 for Northern Blizzard (date of initial WEF acquisition, excludes divested assets), January 2020 for PGF Lindbergh (excludes Groundbirch, other divested assets), June 2021 for Orion (date Strathcona acquired and took over operatorship from Osum), November 2021 (closing date) for Caltex, January 2021 (closing date) for Tucker, August 2022 (closing date) for Serafina; Caltex and Tucker initially operated by Strathcona in co-ownership with WEF between initial closing and March 2022, at which point businesses we amalgamated. 4) Current production based on September 2025. 5) 2031E production based on Strathcona long-range plan. See "Advisories - Forward-Looking Information" in this presentation. 6) Cold Lake represents ~100% of organic growth capital spend to date, excluding Lloydminster Meota Central project (~$360mm (~$220 spent to date), on stream Q4 2026); based on management estimates. Slide 6 1) Non-GAAP measure, see Non-GAAP Financial Measures and Ratios 2) Based on Strathcona management’s estimates, Strathcona financial statements and MD&A’s. Includes two months of FCF under “Stickney Resources” (a subsidiary of Strathcona) and Strathcona’s estimate for remaining 2025 FCF at 9/12/2025 strip prices. Tucker net purchase price of ~$730mm after $70mm effective date adjustment. 3) Reflects YE 2024 Proved plus Probable reserves divided by September 2025 production; Proved plus Probable reserves taken from YE 2024 51-101 reserve report from McDaniel and Associates 4) Based on SCR's operating netback for 1H for continuing operations (i.e., excluding the Montney assets) Slide 7 1) Based on Bloomberg. Annualized total shareholder return calculated as the CAGR of share price appreciation (depreciation) assuming gross dividends are reinvested, through 8/21/2025 (day prior to MEG board deal). SCR's initial share price of $10.00 / share in January 2017 reflects the first equity investment in Strathcona Resources Ltd.'s acquisition of Mosaic Energy (adjusted for October 2023 share consolidation) 2) XEG is the ticker for the TSX Capped Energy Index ETF 3) Average analyst “Buy” rating over relevant period, per Bloomberg . Slide 8 (1) Calculated as median value of shares traded between August 5, 2025 and September 5, 2025, data from Bloomberg. General On June 1, 2025, Strathcona completed the disposition of assets located primarily in the Groundbirch area in Northeast British Columbia (the "Groundbirch Asset Sale") for aggregate proceeds of $291.6 million, inclusive of interim closing adjustments, paid in common shares of Tourmaline Oil Corp. On July 2, 2025, Strathcona completed the disposition of assets located in the Kakwa and Grande Prairie areas in Northwest Alberta (the "Kakwa and Grande Prairie Asset Sales") for total cash consideration of $2,426.7 million, inclusive of interim closing adjustments. Combined business information contained in this presentation represents Strathcona post the Groundbirch Asset Sale and the Kakwa and Grande Prairie Asset Sales, together the “Montney Disposition”, adjusted to reflect operating, overhead and interest synergies expected to occur as a result of the combination with MEG and the planned $2.142bn Special Distribution.

Slide Notes Contd. 24 Slide 11 1) Refer to “Non-GAAP Financial Measures and Ratios”. 2) Source: Peters & Co “E&P Overview Tables”, June 16, 2025. Reflects 2026 “Cash Flow / boe” at US$64.70 / bbl WTI, US$12.20 / bbl WTI, C$3.59 / Mcf AECO, 1.34x FX, Peers include: CNQ, SU, IMO, CVE, TOU, ARX, WCP, PEY, POU, NVA, ATH, IPCO, TVE, BTE, AAV, BIR, VET, HWX, KEL, PXT, CJ, KEC, SDE, SGY, OBE, GFR, SOIL, LGN, GTE, PNE, RBY, JOY, BNE, YGR, LCX, LTC. Slide 12 1) Refer to “Non-GAAP Financial Measures and Ratios”. 2) Source: Strathcona and MEG MD&A and Financial Statements. Sustaining capital per management estimates for MEG and SCR. Please see “MEG Combination” presentation on SCR website for further detail on sustaining capital estimates. Slide 13 1) Refer to “Non-GAAP Financial Measures and Ratios”. 2) Source: 2023 Alberta Energy Regulator Oil Sands Royalty Data; 2023 data used because that is the most recently published annual data available. Operating netback reflects gross revenue per barrel less operating costs per barrel (excludes royalties to ensure comparability between pre-payout and post-payout SAGD projects). AER royalty data does not include revenue from assets outside of royalty ring fence such as MEG Christina Lake Cogen or SCR Lindbergh Cogen. Includes 2023 results from SCR Lloydminster Thermal projects (located in Saskatchewan) for comparison purposes. Includes all projects >10 Mbbls / d, including: CVE Christina Lake, CVE Foster Creek, CNQ Jackfish, COP Surmont, SU Firebag, CNOOC Long Lake, Harvest BlackGold, CVE Sunrise, ATH Leismer, SU MacKay River, Connacher Great Divide, ATH Hangingstone, CNQ Kirby, GFR Hangingstone, IMO Cold Lake, CNQ Primrose / Wolf Lake. Slide 14 1) Refer to “Oil and Gas Advisories” and “Forward Looking Information”. 2) Source: Enverus “Oil Sands – All Projects” Model, June 2025; reflects remaining years of PV-10 breakeven inventory at US$50 WTI, US$12 WCS-WTI, 1.35x CAD. Peers include ATH, CVE, CNQ, IMO, SU, CNOOC, COP, GFR, IPC, PetroChina, Connacher and Harvest. 3) Refer to “Oil and Gas Advisories” and “Forward Looking Information”. 4) Source: Strathcona McDaniel Report and MEG GLJ Report; calculated as 2024 2P reserve volumes divided by annualized 2024 production. Slide 15 1) MEG egress reflects 100 Mbbls / d of committed USGC pipeline contracts and 20 Mbbls / d of committed west coast pipeline contracts, relative to 2024 blend sales; SCR egress reflects Hamlin Terminal throughput (relative to SCR blend sales) plus 20 Mbbls / d of committed USGC pipeline contracts (beginning 2027). 2) Source: Strathcona and MEG MD&A. SCR Lloydminster Thermal and SCR Lloydminster Conventional realized price and transportation costs not publicly disclosed but reflect 2024 actuals. 3) Refer to “Non-GAAP Financial Measures and Ratios”. 4) MEG calculation for Strathcona contains the following errors: (a) assumes Strathcona Hardisty Rail Terminal is 80% utilized instead of 80% unutilized, (b) excludes 20 Mbbls / d of Strathcona firm capacity on USGC pipelines (beginning 2027), (c) compares Hamlin Rail Terminal nameplate capacity of 50 Mbbls / d to all Strathcona blend sales (in reality, Hamlin Rail Terminal is only used for Strathcona Lloydminster Thermal assets, which have current throughput of ~30 Mbbls / d). Slide 16 1) SEDI filings and company management information circulars. 2) Share purchases only include shares purchased on the open market (excludes shares purchased as part of exercise of stock options and shares received as part of vesting). Slide 17 1) On November 13, 2024, WEF announced it intended to distribute ~11% of Strathcona’s shares to its limited partners and completed the transaction January 31, 2025. Reflects total return (including dividends reinvested) between relevant date and May 15, 2025 (date of MEG Proposal).

Slide Notes

SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex

		FY 2024A				FY 2025E			
		SCR Ex. Montney	MEG	Synergies	Post-Special Distribution SCR Combined	SCR Ex. Montney	MEG	Synergies	Post-Special Distribution SCR Combined
WTI	*US$/bbl*		$75.72				$60.00		
WCS - WTI Differential	*US$/bbl*		($14.75)				($11.00)		
AECO (C$/GJ)	*C$/GJ*		$1.38				$2.50		
CAD/USD FX	*x*		1.37				1.38		
Production	*bbl/d*	110,588	101,198		211,786	120,000	100,000		220,000
Revenue	*$mm*	$3,292	$3,042		$6,334	$2,880	$2,632		$5,512
Royalties	*$mm*	($567)	($591)		($1,158)	($282)	($301)		($584)
Opex	*$mm*	($640)	($234)	$25	($849)	($731)	($338)	$25	($1,044)
Transport	*$mm*	($364)	($623)		($987)	($400)	($698)		($1,099)
G&A and Stock-based Comp	*$mm*	($76)	($97)	$50	($123)	($84)	($95)	$50	($129)
EBITDA	***$mm***	**$1,645**	**$1,497**		**$3,217**	**$1,382**	**$1,200**		**$2,657**
Interest / Interest Income	*$mm*	–	($67)	$55	($131)	$10	($56)	$55	($131)
Finance Expense, Excl. Debt Amortization Costs and Debt Extinguishment	*$mm*	($37)	($39)		($76)	($35)	($40)		($75)
Tax	*$mm*	–	–		–	–	–		–
Funds Flow (Post Montney Disposition)	***$mm***	**$1,607**	**$1,391**		**$3,009**	**$1,357**	**$1,104**		**$2,451**
Sustaining Capex	*$mm*	($499)	($453)	$40	($912)	($542)	($505)	$40	($1,007)
Funds Flow (Post Montney Disposition) Less Sustaining Capex	***$mm***	**$1,108**	**$938**		**$2,097**	**$815**	**$599**		**$1,444**

Expected Overhead Synergies

		SCR Cold Lake	MEG	SCR Christina Lake
2024 G&A	*$mm*	$28	$73	$48
2024 Stock-based Comp (SBC)	*$mm*	–	$24	–
Total Overhead Costs	*$mm*	$28	$97	$48
Production	*bbl/d*	59,517	102,012	102,012
Overhead per Barrel	*$/bbl*	$1.28	$2.61	$1.28
Overhead Synergies	***$mm***			**$50**

Expected Interest Synergies

Estimated Combined Business Net Debt	*$mm*	$2,992
Current SCR Cost of Debt	%	6.00%
Estimated Combined Business Cost of Debt	%	4.15%
Interest rate Savings	%	1.85%
Interest Cost Savings	***$mm***	**$55**

Expected Operating Synergies

Combined Business Expected Thermal Capital Expenditures	*$mm*	$1,500
Expected Capital Synergies Percentage	%	5.00%
Expected Annual Capital Expenditures Synergies	***$mm***	**$75**
Combined Business Expected Thermal Non-Energy Opex	*$mm*	$500
Expected Non-Energy Opex Synergies Percentage	%	5.00%
Expected Annual Non-Energy Opex Synergies	***$mm***	**$25**

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